Mail Stop 6010


March 21, 2006


John A. MacFarland, Chief Executive Officer
Baldor Electric Company
5711 R. S. Boreham Jr. Street
Fort Smith, Arkansas 72908

Via U S Mail and FAX [(479) 648-5701]


Re:	Baldor Electric Company
	Form 10-K for the fiscal year ended December 31, 2005
	Forms 10-Q for 2005
	File No.  1-7284


Dear Mr. MacFarland:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. John A. MacFarland
Baldor Electric Company
March 21, 2006
Page 2


Form 10-K for fiscal year December 31, 2005

Financial Statements,  Exhibit 13

Consolidated Statements of Earnings, page 9

1. We see you report a separate line item "Profit sharing". Please explain to us the nature of these amounts, and tell us why they are reported as non-operating expenses. We read on page 16 that the profit sharing plan pays a benefit to most of your employees. Please tell us why this would not represent compensation that would be included in operating expenses.

2. In future filings please clearly indicate whether each of the non-operating items represent income or expense.

Summary of Quarterly Results of Operations (unaudited), page 10

3. Since this table is not one of the primary financial statements as listed in the audit report, please consider moving this after the audited footnotes in future filings.

Note C  Marketable Securities, page 17

4. We read in the first paragraph that you classify your investments as "available-for-sale". However, at the end of the second paragraph you state you have the ability and intent to hold these investments until maturity, which is the defining characteristic of the "held-to-maturity" classification of investments. Please clarify and tell us the accounting treatment for these investments under SFAS 115.




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.


Mr. John A. MacFarland
Baldor Electric Company
March 21, 2006
Page 3

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3676, if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief
Accountant, at (202) 551-3671.
      Sincerely,


      Brian R. Cascio
      Accounting Branch Chief
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